FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person			2.	Date of Event Re-	4.	Issuer Name and Ticker and Trading Symbol
					quiring Statement
	McIntosh	James	A.		(Month/Day/Year)		Select Asset Fund III
	(Last)	(First)	(Middle)		08/24/00	5.	Relationship of Reporting Person to Issuer:						6.	If Amendment, Date of
				3.	IRS or Social Se-		(Check all applicable)							Original
	3945 Ridgmaar Square				curity Number of		X	Director			10% Owner			(Month/Day/Year)
	(Street)				Reporting Person		X	Officer	(give		Other (specify
					(Voluntary)			title below)			below)
	Ann Arbor	MI	48105					President
	(City)	(State)	(ZIP)
Table 1 -- Non-Derivative Securities Beneficially Owned
1.	Title of Security				2.	Amount of Securities				3.	Ownership	4.	Nature of Indirect Beneficial Ownership
	(Instr. 4)					Beneficially Owned					Form: Direct
					(Instr. 4)						(D) or Indirect
											(I) (Instr. 5)
	Floating Rate Note					$2,500					D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.